Nova Minerals Limited

Suite 5, 242 Hawthorn Road

Caulfield, Victoria 3161

Australia

July 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Karl Hiller
John Cannerella
John Coleman
Daniel Morris
Liz Packebusch

Re:	Nova Mineral Limited
Registration Statement on Form F-1
File No. 333-278695

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on July 17, 2024, in which we requested for acceleration of the effective date of the above-referenced registration statement to 5:00 p.m., Eastern Time, on Thursday, July 18, 2024, or as soon thereafter as practicable. At this time, we are no longer requesting that such registration statement be declared effective and we hereby formally withdraw our request for acceleration of the effective date thereof.

Very Truly Yours,

NOVA MINERAL LIMITED

By:	/s/ Christopher Gerteisen
Name:	Christopher Gerteisen
Title:	Chief Executive Officer

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